EXHIBIT 99.1

Execution Version

FIFTH AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT

THIS FIFTH AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT, dated as of August 31, 2017 (this “Amendment”), by and among (i) MAYOR’S JEWELERS, INC., a Delaware corporation (the “US Borrower”) and BIRKS GROUP INC. – GROUPE BIRKS INC. (formerly known as BIRKS & MAYORS INC.), a Canadian corporation (the “Canadian Borrower” and, together with the US Borrower, the “Borrowers”), (ii) the guarantors party to the Loan Agreement referred to below (the “Guarantors” and, together with the Borrowers, the “Loan Parties”), (iii) the lenders party to the Loan Agreement referred to below (collectively, the “Lenders”) and (iv) CRYSTAL FINANCIAL LLC, in its capacity as administrative agent and collateral agent (the “Agent”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Loan Agreement referred to below.

WHEREAS, the Borrowers, the Guarantors, the Lenders and the Agent are party to that certain Third Amended and Restated Term Loan and Security Agreement, dated as of November 21, 2014, as amended by that certain First Amendment to Third Amended and Restated Term Loan and Security Agreement dated as of March 19, 2015, that certain Second Amendment to Third Amended and Restated Term Loan and Security Agreement dated as of July 14, 2015, that certain Third Amendment to Third Amended and Restated Term Loan and Security Agreement dated as of November 20, 2015, that certain Fourth Amendment to Third Amended and Restated Term Loan and Security Agreement dated as of December 21, 2016 (the “Existing Loan Agreement”). The Existing Loan Agreement, as amended by this Amendment on the Fifth Amendment Effective Date, and as may be further amended, amended and restated, restated, supplemented, extended or otherwise modified and in effect from time to time is referred to herein as the “Loan Agreement”;

WHEREAS, the Borrowers have requested, among other things, that the Lenders and the Agent amend certain provisions of the Loan Agreement, in each case, subject to the terms and conditions set forth herein; and

WHEREAS, the Borrowers, the Lenders, and the Agent have agreed, on the terms and conditions set forth herein, to amend certain provisions of the Loan Agreement.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

§1. Amendments to the Loan Agreement.

(a) Amendments to Section 1.1.

(i) The following new definitions are hereby inserted into Section 1.1 of the Loan Agreement in their appropriate alphabetical order:

Fifth Amendment Effective Date – August 31, 2017.

Fifth Amendment Montrovest Debt – shall mean that Debt incurred by the Canadian Borrower to Montrovest B.V. as of July 28, 2017, permitted pursuant to Section 10.2.1(j), in an aggregate principal amount equal to $2,500,000.

Fifth Amendment Tranche B Canadian Term Loan – as defined in Section 2.1.1.

Fifth Amendment Tranche B Canadian Term Loan Amortization Payments – as defined in Section 5.2.2.

Fifth Amendment Tranche B Canadian Term Loan Termination Date – May 15, 2018.

Onset Consent – means that certain consent among the Loan Parties, the Agent and the Lenders dated as of April 12, 2017, as in effect on the date thereof.

Onset Transactions – means the sale and leaseback of certain Property referenced in the Onset Consent, pursuant to the terms and conditions contained therein.

Original Tranche B Canadian Term Loan – as defined in Section 2.1.1.

Permitted Sale Leaseback Transactions – as defined in Section 10.2.14.

(ii) The definition of “Availability Block” is hereby deleted in its entirety and the following text is substituted in its stead:

Availability Block – as of any date of determination (A) during calendar months of October through and including June of any given Fiscal Year, the greater of (i) eleven and one half percent (11.5%) multiplied by the Term Loan Borrowing Capacity (calculated without giving effect to (a) the Availability Block and (b) clause (a)(iv) of the definition of Term Loan Borrowing Capacity), and (ii) $10,000,000 and (B) during the calendar months of July through and including September of any Fiscal Year, the greater of ten percent (10.0%) multiplied by the Term Loan Borrowing Capacity (calculated without giving effect to (a) the Availability Block and (b) clause (a)(iv) of the definition of Term Loan Borrowing Capacity), and (ii) $10,000,000.

(iii) The definition of “Early Termination Fee” is hereby deleted in its entirety and the following text is substituted in its stead:

“Early Termination Fee – (i) during the period of time from and after the Fourth Amendment Effective Date up to (but not including) the date that is the first anniversary of the Fourth Amendment Effective Date, an amount equal to three (3.0%) of the principal amount of the Term Loan prepaid (or in the case of an Applicable Premium Trigger Event occurring under clauses (ii), (iii) or (iv) of the definition thereof, deemed to be prepaid) on such date in cash to the Agent for the ratable account of the Lenders; provided that notwithstanding anything to the contrary contained herein, with respect to the Fifth Amendment Tranche B Canadian Term Loan solely during the period of time from and after the Fifth

Amendment Effective Date up to and including December 22, 2017, the Early Termination Fee shall mean an amount equal to the interest accrued (or would have accrued) from the Fifth Amendment Effective Date up to and including December 22, 2017 on the principal amount of the Fifth Amendment Tranche B Canadian Term Loan prepaid less any amounts of such interest actually paid on such principal amount being prepaid prior to such repayment date; (ii) during the period of time from and after the first anniversary of the Fourth Amendment Effective Date up to (but not including) the date that is the second anniversary of the Fourth Amendment Effective Date, an amount equal to two percent (2.0%) of the principal amount of the Term Loan prepaid (or in the case of an Applicable Premium Trigger Event occurring under clauses (ii), (iii) or (iv) of the definition thereof, deemed to be prepaid) on such date in cash to the Agent for the ratable account of the Lenders; (iii) during the period of time from and after the second anniversary of the Fourth Amendment Effective Date up to (but not including) the date that is the third anniversary of the Fourth Amendment Effective Date, an amount equal to one percent (1.0%) of the principal amount of the Term Loan prepaid (or in the case of an Applicable Premium Trigger Event occurring under clauses (ii), (iii) or (iv) of the definition thereof, deemed to be prepaid) on such date in cash to the Agent for the ratable account of the Lenders and (iv) from and after the third anniversary of the Fourth Amendment Effective Date, zero.”

(iv) Clause (c) of the definition of “Investments” in Section 1.1 of the Loan Agreement is hereby amended and restated in its entirety as follows:

“(c) loan, advance or capital contribution to, guarantee or assumption of Debt of, or purchase or other acquisition of any other Debt or equity participation or interest in, another Person, including any partnership or joint venture interest in such other Person and any arrangement pursuant to which the investor guarantees Debt of such other Person,”

(v) The definition of “Montrovest Debt” in Section 1.1 of the Loan Agreement is hereby amended and restated in its entirety as follows:

“Montrovest Debt – all Debt, including without limitation the Fifth Amendment Montrovest Debt, owing to Montrovest B.V. under the Montrovest Debt Documents and permitted pursuant to Sections 10.2.1(j) and 10.2.1(l).”

(vi) The definition of “Montrovest Debt Documents” in Section 1.1 of the Loan Agreement is hereby amended and restated in its entirety as follows:

“Montrovest Debt Documents – collectively, (i) Amended and Restated Cash Advance Agreement dated as of June 8, 2011 by and between the Canadian Borrower and Montrovest B.V., (ii) the Amended and Restated Cash Advance Agreement dated as of June 8, 2011 by and between the Canadian Borrower and Montrovest B.V., (iii) the Loan Agreement executed on July 28, 2017, with effect as of July 20, 2017 by and between the Canadian Borrower and Montrovest B.V., and (iv) any other loan agreement entered into by and between the Canadian

Borrower and Montrovest B.V.; provided that any such other loan agreement shall be subject to a Subordination Agreement in form, scope and substance satisfactory to the Agent and the Required Lenders. For clarity, all obligations of the Borrowers to Montrovest B.V. as a result of the issuance of, or drawing under, the Montrovest LC shall be deemed to constitute Montrovest Debt Documents, subject to the Montrovest Subordination Agreement, with the exception of $175,000 payable by the Borrowers in connection with the execution and delivery of the Montrovest LC, as well as a $12,500 fee payable to Gestofi S.A. and Montrovest B.V.’s reasonable and documented out-of-pocket legal and other banking expenses and fees in connection with the issuance and maintenance of the Montrovest LC (or in order to reimburse Montrovest B.V. to the extent it has paid any of such amounts), provided that the relevant expenses or fees and reimbursements do not exceed $150,000 in any Fiscal Year.”

(vii) The definition of “Montrovest Subordination Agreement” in Section 1.1 of the Loan Agreement is hereby amended and restated in its entirety as follows:

“Montrovest Subordination Agreement – collectively, (i) Section 5.6 of the Montrovest Debt Documents referred to in clauses (i), (ii) and (iii) of the definition of “Montrovest Debt Documents” and (ii) the Amended and Restated Postponement and Subordination Agreement, dated as of June 8, 2011, among the Canadian Borrower, Montrovest B.V., GB Merchant Partners, LLC and the Revolving Canadian Agent, as amended by the First Amendment to Amended and Restated Postponement and Subordination Agreement dated as of June 10, 2014 and the Second Amendment to Amended and Restated Postponement and Subordination Agreement to be entered into on or before September 15, 2017, with an effective date of August 31, 2017, in each case as hereafter amended, restated, supplemented or otherwise modified with the consent of the Agents.”

(viii) definition of “Senior Officer” in Section 1.1 of the Loan Agreement is hereby amended and restated in its entirety as follows:

“Senior Officer – the (i) chairman of the board, (ii) president, (iii) chief executive officer, (iv) treasurer, (v) chief financial officer, (vi) director of financial planning and reporting or (vii) director, financial controller, in each case, of a Borrower or, if the context requires, a Loan Party.”

(ix) The definition of “Term Loan Borrowing Capacity” in Section 1.1 of the Loan Agreement is hereby amended and restated in its entirety as follows:

“Term Loan Borrowing Capacity – at any time, an amount equal to (a) the sum of (i) 108.5% of the Appraised Inventory Liquidation Value of each Eligible Inventory Category (it being acknowledged that the Administrative Agent has the right to deem all or a portion of any Inventory as ineligible that is located in a store for which the lease is expiring in less than 5 months, if in the Administrative Agent’s reasonable discretion it determines that such store closure will adversely impact the Inventory appraisal on a pro forma basis); plus (ii) 102.5% of the Appraised A/R

Liquidation Value of Eligible Private Label and Corporate Accounts; plus (iii) 102.5% of the Eligible Major Credit Card Receivables; plus (iv) the principal amount of the Fifth Amendment Tranche B Canadian Term Loan then outstanding; minus (b) the sum of (i) the Availability Reserves (without any other duplication of Availability Reserves imposed by the Revolving Agent under the Revolving Credit Agreement), (ii) the Availability Block and (iii) the Seasonal Availability Block.”

(b) Amendment to Section 2.1.1. Clause (a) of Section 2.1.1 of the Loan Agreement is hereby amended and restated in its entirety as follows:

“Term Loan. (a) Subject to the terms and conditions set forth in this Agreement, on the Third Amendment Effective Date, each Lender shall make to (i) the US Borrower a term loan in the principal amount equal to its Pro Rata share of Five Million Dollars ($5,000,000) (the “Tranche A Term Loan”), (ii) the US Borrower a term loan in the principal amount equal to its Pro Rata share of Twenty-Seven Million Five Hundred Thousand Dollars ($27,500,000) (the “Tranche B U.S. Term Loan”), and (iii) the Canadian Borrower (X) a term loan in the principal amount equal to its Pro Rata share of Five Hundred Thousand Dollars ($500,000) (the “Original Tranche B Canadian Term Loan”) and (Y) on the Fifth Amendment Effective Date, a term loan in the principal amount equal to its Pro Rata share of Three Million Dollars ($3,000,000) (the “Fifth Amendment Tranche B Canadian Term Loan”; the Fifth Amendment Tranche B Canadian Term Loan together with the Original Tranche B Canadian Term Loan, are collectively the “Tranche B Canadian Term Loan”; the Tranche B Canadian Term Loan together with the Tranche B U.S. Term Loan, are collectively the “Tranche B Term Loan”; and the Tranche B Term Loan together with the Tranche A Term Loan, are collectively the “Term Loan”), provided that, in no event shall the aggregate Term Loan made by any Lender exceed such Lender’s Commitment. The Commitments shall be terminated upon the funding of the Term Loan (other than the Fifth Amendment Tranche B Canadian Term Loan) on the Third Amendment Effective Date and the Commitment for the Fifth Amendment Tranche B Canadian Term Loan shall be terminated upon the funding of the Fifth Amendment Tranche B Canadian Term Loan on the Fifth Amendment Effective Date. The Term Loan is not a revolving credit facility and may not be repaid and redrawn and any repayments or prepayments of principal on the Term Loan shall permanently reduce the Term Loan. The obligations of the Lenders hereunder are several and not joint or joint and several. Each Borrower irrevocably authorizes the Administrative Agent and the Lenders to disburse the proceeds of the Term Loan (other than the Fifth Amendment Tranche B Canadian Term Loan) on the Third Amendment Effective Date and the Fifth Amendment Tranche B Canadian Term Loan on the Fifth Amendment Effective Date, in each case in accordance with the terms of this Agreement. The entire unpaid principal balance of the Term Loan (other than the Fifth Amendment Tranche B Canadian Term Loan) shall be due and payable on the Termination Date, and any remaining outstanding amounts of the Fifth Amendment Tranche B Canadian Term Loan shall be due and payable on the Fifth Amendment Tranche B Canadian Term Loan Termination Date.”

(c) Amendment to Section 5.2. Section 5.2 of the Loan Agreement is hereby amended and restated in its entirety as follows:

“Repayment of Term Loan.

Section 5.2.1. The Term Loan and all other Obligations (other than the Fifth Amendment Tranche B Canadian Term Loan) shall be due and payable in full on the Maturity Date, unless payment is sooner required hereunder pursuant to Section 11.2. The Borrowers promise to pay on the Maturity Date, or on such earlier date as payment is required hereunder pursuant to Section 11.2, and there shall become absolutely due and payable on such date, the Total Outstandings, together with any and all accrued and unpaid interest thereon and all other fees and other amounts then accrued and outstanding with respect thereto. The Term Loan may be prepaid in accordance with Sections 2.2, 2.3, 5.1 and Section 5.5.

Section 5.2.2. Notwithstanding anything contained herein to the contrary, the Fifth Amendment Tranche B Canadian Term Loan shall be due and payable in two amortization payments on the dates set forth in the following schedule, unless payment is sooner required hereunder pursuant to Section 11.2 (the “Fifth Amendment Tranche B Canadian Term Loan Amortization Payments”). Any remaining outstanding amounts of the Fifth Amendment Tranche B Canadian Term Loan shall be due and payable on the Fifth Amendment Tranche B Canadian Term Loan Termination Date:”

Amortization Payment Amount	Amortization Payment Date
$1,500,000.00	12/22/17
$1,500,000.00	5/15/18

(d) Amendment to Section 10.2.1(g). Section 10.2.1(g) of the Loan Agreement is hereby amended and restated in its entirety as follows:

“(g) Debt incurred in connection with the acquisition, lease or leasing after the Third Amendment Effective Date of any equipment or fixtures by a Loan Party or under any Capital Lease (including, after the Fifth Amendment Effective Date, any Permitted Sale Leaseback Transaction pursuant to Section 10.2.14 hereof), provided that the aggregate principal amount of all such Debt of the Loan Parties shall not exceed the Dollar Equivalent of $15,000,000 at any one time;”

(e) Amendment to Section 10.2.12(e). Section 10.2.12(e) of the Loan Agreement is hereby amended and restated in its entirety as follows:

“(e) Make any payments in respect of the Montrovest Debt other than, so long as no Default or Event of Default then exists or would (after taking into consideration the payment to be made) result therefrom, (X) regularly scheduled payments of interest in respect of the Montrovest Debt as and when due pursuant to the Montrovest Debt Documents, (Y)(i) a payment on the Fifth Amendment

Montrovest Debt in the aggregate principal amount not to exceed $1,250,000 on July 20, 2018, (ii) a payment on the Fifth Amendment Montrovest Debt in the aggregate principal amount not to exceed $1,250,000 on July 20, 2019 and (iii) the fee payment in an aggregate amount not to exceed $10,000 annually pursuant to the 2017 Cash Advance Agreement; provided that, no such payments pursuant to this clause (e)(Y) shall be made on such Debt until the Fifth Amendment Tranche B Canadian Term Loan is repaid in full (other than the first such annual payment pursuant to (e)(Y)(iii) which, notwithstanding anything to the contrary contained herein, may be made on or after the date that the Second Amendment to Amended and Restated Postponement and Subordination Agreement is executed) and (Z) the arrangement fee of $12,500 payable to the Subordinated Party or a person designated by the Subordinated Party in connection with the loan pursuant to the 2017 Cash Advance Agreement. No other prepayment of, or payments of principal on, the Montrovest Debt may be made without the prior written consent of the Agents in their sole discretion.”

(f) Amendment to Section 10.2.13(b). Section 10.2.13(b) of the Loan Agreement is hereby amended by deleting the existing “and (iv)” and replacing it with “and (vi)” and inserting the following clauses immediately after the existing clause (iii):

“(iv) Permitted Sale Leaseback Transactions, (v) sales of equipment in the Ordinary Course of Business and to a Person other than an Excluded Subsidiary, provided the proceeds of such sales of equipment shall be applied to repay the Revolving Loans and/or Cash Collateralize the “US LC Obligations” and/or the “Canadian LC Obligations” (as such terms are defined in the Revolving Credit Agreement), as the case may be (without a permanent reduction in the “Commitments” (as such term is defined in the Revolving Credit Agreement))”

(g) Amendment to Section 10.2.14. Section 10.2.14 of the Loan Agreement is hereby amended and restated in its entirety as follows:

“10.2.14. Sales and Leasebacks. Enter into any arrangement, directly or indirectly, whereby any Loan Party or Subsidiary shall sell or transfer any Property owned by it in order then or thereafter to lease such Property or lease other Property that such Loan Party or Subsidiary intends to use for substantially the same purpose as the Property being sold or transferred, except for sales of any fixed or capital assets acquired after the Fifth Amendment Effective Date (other than the Onset Transactions) thereafter owned by any Loan Party or any Subsidiary: (w) that are made for cash consideration in an amount not less than the fair value of such fixed or capital assets and are consummated within 180 days after such Loan Party or such Subsidiary completes the capital expenditure project for the relevant store or corporate initiative which involved the acquisition or construction of such fixed or capital assets, (x) in respect of which such fixed or capital assets are not assets included in the computation of Revolving Borrowing Capacity, “US Borrowing Capacity” or “Canadian Borrowing Capacity” (as such terms are defined in the Revolving Credit Agreement), (y) in respect of which the proceeds shall be applied to repay the Revolving Loans, and/or Cash Collateralize the “US LC Obligations”

and/or the “Canadian LC Obligations” (as such terms are defined in the Revolving Credit Agreement) as the case may be (without a permanent reduction in the “Commitments” (as such term is defined in the Revolving Credit Agreement)) and (z) in respect of which such fixed or capital assets are immediately thereafter leased back to the applicable Loan Party or Subsidiary through a Capital Lease, provided that for certainty, the fixed or capital assets subject to such sales shall be limited to the furniture, Fixtures and Equipment of any Loan Party or any Subsidiary which are located at any retail locations or chief executive office of any Loan Party or any Subsidiary (such sales and leases are referred to as, “Permitted Sale Leaseback Transactions”), provided further that, all Permitted Sale Leaseback Transactions shall be subject to the Debt limitations set forth in Section 10.2.1(g) hereof.”

(h) Amendment to Section 10.2.26. Section 10.2.26 of the Loan Agreement is hereby amended by deleting each reference to “Indebtedness” contained therein and replacing such deletion with “Debt”.

(i) Amendment to Schedule 1(a). Schedule 1(a) of the Loan Agreement is hereby amended and restated in its entirety by the Schedule 1(a) attached hereto.

(j) Amendment to Schedule 8.5.1. Schedule 8.5.1 of the Loan Agreement is hereby amended and restated in its entirety by the Schedule 8.5.1 attached hereto.

§2. Representations and Warranties. Each of the Loan Parties hereby represents and warrants to the Agent and the Lenders as of the date hereof as follows:

(a) The execution and delivery by each of the Loan Parties of this Amendment and all other instruments and agreements required to be executed and delivered by such Loan Party in connection with the transactions contemplated hereby or referred to herein (collectively, the “Amendment Documents”), and the performance by each of the Loan Parties of any of its obligations and agreements under the Amendment Documents and the Loan Agreement and the other Loan Documents, as amended hereby, are within the corporate or other authority of such Loan Party, have been authorized by all necessary corporate proceedings on behalf of such Loan Party and do not and will not contravene any provision of law or such Loan Party’s charter, other incorporation or organizational papers, by-laws or any stock provision or any amendment thereof or of any indenture, agreement, instrument or undertaking binding upon such Loan Party.

(b) Each of this Amendment, the other Amendment Documents, the Loan Agreement and the other Loan Documents, as amended hereby, to which any Loan Party is a party constitute legal, valid and binding obligations of such Loan Party, enforceable in accordance with their terms, except as limited by the Bankruptcy Code, any Canadian Debtor Relief Law, any other insolvency, debtor relief or debt adjustment law or similar laws relating to or affecting generally the enforcement of creditors’ rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding therefor may be brought.

(c) No approval or consent of, or filing with, any governmental agency or authority is required to make valid and legally binding the execution, delivery or performance by the Loan

Parties of this Amendment, the other Amendment Documents, the Loan Agreement or any other Loan Documents, as amended hereby, or the consummation by the Loan Parties of the transactions among the parties contemplated hereby and thereby or referred to herein.

(d) The representations and warranties contained in Section 9 of the Loan Agreement and in the other Loan Documents were true and correct as of the date made. Except to the extent of changes resulting from transactions contemplated or permitted by the Loan Agreement and the other Loan Documents and except to the extent that any representations and warranties relate expressly to an earlier date, after giving effect to the provisions hereof, such representations and warranties, both before and after giving effect to this Amendment, also are true and correct, in all material respects, as of the date hereof.

(e) Each of the Loan Parties has performed and complied in all respects with all terms and conditions herein required to be performed or complied with by it prior to or at the time hereof, and as of the date hereof, both before and after giving effect to the provisions of this Amendment and the other Amendment Documents, there exists no Default or Event of Default.

(f) Each of the Loan Parties hereby acknowledges and agrees that the representations and warranties contained in this Amendment shall constitute representations and warranties as referred to in Section 11.1(b) of the Loan Agreement, a breach of which shall constitute an Event of Default.

§3. Effectiveness. This Amendment shall become effective upon the satisfaction of each of the following conditions, in each case in a manner satisfactory in form, scope and substance to the Agent and the Lenders:

(a) This Amendment shall have been duly executed and delivered by each of the Borrowers, each of the Guarantors, the Agent and each of the Lenders and shall be in full force and effect.

(b) The Agent shall have received a duly executed Tenth Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated as of the date hereof by and among the Loan Parties, the Revolving Lenders, the Revolving Agent and the Canadian Revolving Agent.

(c) The Agent shall have received a duly executed Fourth Amendment to Second Amended and Restated Intercreditor Agreement dated as of the date hereof by and among the Revolving Agent, the Canadian Revolving Agent, Agent, and acknowledged by the Loan Parties.

(d) The Canadian Borrower shall have provided to Agent evidence of Canadian Borrower’s receipt of the proceeds of the Fifth Amendment Montrovest Debt and after the receipt of such proceeds the aggregate principal amount of all Montrovest Debt outstanding immediately prior to the Fifth Amendment Effective Date is no less than $4,000,000.

(e) The Borrowers shall have paid to Agent, for the account of the Lenders on a Pro Rata basis, an amount equal to Seventy-Five Thousand Dollars ($75,000.00). This fee has been fully earned and payable as of the Fifth Amendment Effective Date and shall not be subject to refund or rebate under any circumstances

(f) The Borrowers shall have paid all reasonable costs and expenses incurred by the Agent, including the fees and expenses of the Agent’s US and Canadian counsels, to the extent that copies of invoices for such fees and expenses have been delivered to the Borrowers.

(g) The Agent shall have received good standing or subsistence certificates, as applicable, for each Loan Party, issued by the Secretary of State or other appropriate official of such Loan Party’s jurisdiction of organization, dated as of a recent date.

(h) The Agent shall have received a certificate, in form and substance reasonably satisfactory to it, from a Senior Officer of each Borrower (with such certification to be in such Person’s capacity as a Senior Officer of such Borrower and not in such Person’s individual capacity) certifying that:

(i) after giving effect to the transactions hereunder and under the Revolving Credit Agreement, (A) each Loan Party is Solvent; (B) the representations and warranties set forth in Section 9 of the Loan Agreement are true and correct in all material respects on and as of such date as if made on and as of such date except to the extent any such representation or warranty expressly relates to any earlier and/or specified date and except any representations or warranties that are qualified by materiality, which are true and correct in all respect as of such date or such earlier and/or specified date; and (C) each Loan Party has complied in all material respects with all agreements and conditions to be satisfied by it under the Loan Documents;

(ii) there is no action, suit, investigation or proceeding pending or, to the knowledge of the Loan Parties, threatened in any court or before any arbitrator or governmental authority that could reasonably be expected to have a Material Adverse Effect;

(iii) the Fifth Amendment Tranche B Canadian Term Loan made by the Lenders to the Borrowers hereunder is in full compliance with the Federal Reserve’s margin regulations and other similar Applicable Laws;

(iv) no law or regulation to which any Loan Party is subject is applicable to the transactions contemplated hereby which could reasonably be expected to have a Material Adverse Effect on any Loan Party or a Material Adverse Effect on the transactions contemplated hereby;

(v) no Material Adverse Effect shall have occurred since March 25, 2017;

(vi) the Revolving Loan Documents shall be in full force and effect and no default or event of default shall exist thereunder; and

(vii) there is no default in existence under any Material Contract by a Loan Party.

(i) The Agent shall have received bring down UCC and PPSA lien search results on the Loan Parties.

(j) The Agent shall have received such other items, documents, agreements, items or actions as the Agent may reasonably request in order to effectuate the transactions contemplated hereby.

(k) No Default or Event of Default shall have occurred and be continuing.

§4. Release. In order to induce the Agent and the Lenders to enter into this Amendment, each Loan Party acknowledges and agrees that: (a) no Loan Party has any claim or cause of action against the Agent or any Lender (or, with respect to the Loan Agreement and the other Loan Documents and the administration of the credit facilities thereunder, any of their respective directors, officers, employees, agents or representatives); (b) no Loan Party has any offset or compensation right, counterclaim, right of recoupment or any defense of any kind against any Loan Party’s obligations, indebtedness or liabilities to the Agent or any Lender; and (c) each of the Agent and the Lenders has heretofore properly performed and satisfied in a timely manner all of its obligations to the Borrowers and, as applicable, the Guarantors. Each Loan Party wishes to eliminate any possibility that any past conditions, acts, omissions, events, circumstances or matters would impair or otherwise adversely affect any of the Agent’s and the Lenders’ rights, interests, contracts, collateral security or remedies. Therefore, each Loan Party unconditionally releases, waives and forever discharges (i) any and all liabilities, obligations, duties, promises or indebtedness of any kind of the Agent or any Lender to any Loan Party, except the obligations to be performed by the Agent or any Lender on or after the date hereof as expressly stated in this Amendment, the Loan Agreement and the other Loan Documents and (ii) all claims, counterclaims, offsets, compensation rights, causes of action, right of recoupment, suits or defenses of any kind whatsoever (if any), whether arising at law or in equity, whether known or unknown, which any Loan Party might otherwise have against the Agent or any Lender (or, with respect to the Loan Agreement and the other Loan Documents and the administration of the credit facilities thereunder, any of their respective directors, officers, employees or agents), in either case of clause (i) or (ii), on account of any past or presently existing (as of the date hereof) condition, act, omission, event, contract, liability, obligation, indebtedness, claim, cause of action, defense, counterclaims, compensation rights, circumstance or matter of any kind.

§5. Miscellaneous Provisions.

(a) Each of the Loan Parties hereby ratifies and confirms all of its Obligations to the Agent and the Lenders under the Loan Agreement, as amended hereby, and the other Loan Documents, including, without limitation, the Loans, and each of the Loan Parties hereby affirms its absolute and unconditional promise to pay to the Lenders and the Agent, as applicable, the Loans, reimbursement obligations and all other amounts due or to become due and payable to the Lenders and the Agent, as applicable, under the Loan Agreement and the other Loan Documents, as amended hereby and it is the intent of the parties hereto that nothing contained herein shall constitute a novation or accord and satisfaction. Each of the Loan Parties hereby acknowledges and confirms that the liens, hypothecs, pledges and security interests granted pursuant to the Loan Documents are and continue to be valid, perfected and enforceable first priority liens, hypothecs, pledges and security interests (subject only to Permitted Liens) that secure all of the Obligations on and after the date hereof. Except as expressly amended hereby, each of the Loan Agreement and the other Loan Documents shall continue in full force and effect. This Amendment and the Loan Agreement shall hereafter be read and construed together as a single document, and all references in the Loan Agreement, any other Loan Document or any agreement or instrument related to the Loan Agreement shall hereafter refer to the Loan Agreement as amended by this Amendment. This Amendment shall constitute a Loan Document.

(b) Without limiting the expense reimbursement requirements set forth in Section 3.4 of the Loan Agreement, the Borrowers agree to pay on demand all reasonable costs and expenses, including reasonable attorneys’ fees, of the Agent and Lenders incurred in connection with this Amendment.

(c) Each Loan Party covenants and agrees that, on or before September 15, 2017 (or such later date as agreed to by the Agent in its sole discretion), the Borrowers shall have delivered to the Agent a duly executed Second Amendment to Amended and Restated Postponement and Subordination Agreement by and among Montrovest B.V., by and among Montrovest B.V., the Canadian Revolving Agent, the Agent and the Loan Parties, which shall be in form and substance satisfactory to the Agent. The Loan Parties acknowledge and agree that the failure to comply with the covenant set forth in this Section 5(c) shall be an immediate Event of Default under the Loan Agreement.

(d) Without limiting the incorporation or application of any other provisions of the Loan Agreement applicable to this Amendment, the following Sections of the Loan Agreement are expressly incorporated herein by reference and shall have the same force and effect as if fully set forth herein: 14.1, 14.2, 14.3, 14.6, 14.7, 14.8, 14.9, 14.10, 14.12, 14.13, 14.14, 14.15, 14.16, 14.19.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have duly executed this Amendment as of the date first set forth above.

US BORROWER AND BORROWER AGENT: MAYOR’S JEWELERS, INC.

By:	/s/ Pasquale (Pat) Di Lillo
	Name:	Pasquale (Pat) Di Lillo
	Title:	Vice President, Chief Financial and
Administrative Officer

CANADIAN BORROWER:

BIRKS GROUP INC.
GROUPE BIRKS INC. (formerly known as Birks & Mayors Inc.)

By:	/s/ Pasquale (Pat) Di Lillo
	Name:	Pasquale (Pat) Di Lillo
	Title:	Vice President, Chief Financial and Administrative Officer

By:	/s/ Miranda Melfi
	Name:	Miranda Melfi
	Title:	Vice President, Legal Affairs and Corporate Secretary

[SIGNATURE PAGE TO FIFTH AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT]

GUARANTORS:

MAYOR’S JEWELERS OF FLORIDA, INC.

JBM RETAIL COMPANY, INC.

JBM VENTURE CO., INC.

MAYOR’S JEWELERS INTELLECTUAL PROPERTY HOLDING COMPANY

By:	/s/ Pasquale (Pat) Di Lillo
	Name:	Pasquale (Pat) Di Lillo
	Title:	Vice President, Chief Financial and
Administrative Officer

CASH, GOLD & SILVER INC. OR ET ARGENT, COMPTANT INC.

CASH, GOLD & SILVER USA, INC. (formerly known as Henry Birks & Sons U.S., Inc.)

By:	/s/ Pasquale (Pat) Di Lillo
	Name:	Pasquale (Pat) Di Lillo
	Title:	Vice President

[SIGNATURE PAGE TO FIFTH AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT]

ADMINISTRATIVE AGENT AND COLLATERAL AGENT:

CRYSTAL FINANCIAL LLC

By:	/s/ Rebecca Tarby
	Name:	Rebecca Tarby
	Title:	Managing Director

LENDER:

CRYSTAL FINANCIAL SPV LLC

By:	/s/ Rebecca Tarby
	Name:	Rebecca Tarby
	Title:	Managing Director

[SIGNATURE PAGE TO FIFTH AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT]

SCHEDULE 1.1(a)

COMMITMENTS OF THE LENDERS

Lender	Commitment in respect of portion of Tranche A Term Loan to US Borrower	Pro Rata Share in respect of portion of Tranche A Term Loan to US Borrower
Crystal Financial SPV, LLC	$0.00	100%
TOTAL	$0.00	100%

Lender	Commitment in respect of portion of Tranche B U.S. Term Loan to U.S. Borrower	Pro Rata Share in respect of portion of Tranche B U.S. Term Loan to U.S. Borrower
Crystal Financial SPV, LLC	$27,500,000.00	100%
TOTAL	$27,500,000.00	100%

Lender	Commitment in respect of portion of Tranche B Canadian Term Loan to Canadian Borrower	Pro Rata Share in respect of portion of Tranche B Canadian Term Loan to Canadian Borrower
Crystal Financial SPV, LLC	$500,000.00	100%
TOTAL	$500,000.00	100%

Lender	Commitment in respect of portion of Fifth Amendment Tranche B Canadian Term Loan to Canadian Borrower	Pro Rata Share in respect of portion of Fifth Amendment Tranche B Canadian Term Loan to Canadian Borrower
Crystal Financial SPV, LLC	$3,000,000.00	100%
TOTAL	$3,000,000.00	100%

Lender	Commitment in respect of Term Loan	Pro Rata Share in respect of Term Loan
Crystal Financial SPV, LLC	$31,000,000.00	100%
TOTAL	$31,000,000.00	100%

SCHEDULE 8.5.1

BUSINESS LOCATIONS

(See Attached)